Exhibit 4.2

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the year ended February 28, 2009 (the “Annual Report”) of Virginia Mines Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

I participated in the preparation of an independent technical study, completed in 2003 (the "Technical Study") concerning mineralized material in the Poste Lemoyne Extension property for the Company, portions of which are summarized in the Annual Information Form of the Company for the year ended February 28, 2009. I hereby consent to the references to my name under the foregoing heading and to all other references to my name included or incorporated by reference in the Annual Report.

Very truly yours,

/s/ Christian D’Amours
Name: Christian D’Amours
Title: Geologist

March 24, 2009